SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of JULY, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)





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          <Logo Indosat Appear Here>



 Indosat Commits to Develop Fixed Wireless Networks


Jakarta July 9th 2003, Indosat decides to come up with new conditions for INDOSAT Revenue Sharing Project, and to negotiate with any potential partners including individual member of consortium with the new conditions. INDOSAT expects to finalize the process as soon as possible.

  Based on 4 July 2003 evaluation, each consortium member individually expressed its interest in the project, however they could not collectively come to an agreement, mainly related to equity placement arrangement, said INDOSAT President Director Widya
Purnama regarding the last status of fixed wireless development project.

On June 17th 2003, The Head Agreement between INDOSAT and MAC (Mega Asia Consortium) terminated by law.
However, INDOSAT showed its goodwill by evaluating the commitment from the consortium within two weeks.
MAC is required to fulfill its commitments based on the Head Agreement which had been signed on March 18th 2003.

INDOSAT President Director said, INDOSAT still commits to develop 700.000 fixed wireless networks in Jakarta and Surabaya.

INDOSAT is telecommunication and information provider in Indonesia providing : Cellular, Fixed
Telecommunication, MIDI and Broadband Services.
INDOSATs shares have been recorded at Jakarta Stock
Exchange, Surabaya Stock Exchange (JSX:ISAT) and New
York Stock Exchange (NYSE: IIT).

For more information, please contact :
Corporate Communication Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com





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                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: July 10, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President